

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Daniel O'Connor
Chairman and Chief Executive Officer
Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

> **Re: Larkspur Health Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Exhibit Nos. 10.14, 10.15, 10.16**
> **Filed September 27, 2022**
> **File No. 333-266838**

Dear Mr. O'Connor:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance